U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 9, 2016, the Registrant changed its name to “Lianluo Smart Limited.” A copy of the Amended and Restated Articles of Association is attached as Exhibit 1.1, a copy of the Amended and Restated Memorandum of Association is attached as Exhibit 1.2 and a copy of the updated Specimen Share Certificate is attached as Exhibit 2.1. They are incorporated by reference herein.

On November 18, 2016, the Registrant issued a press release announcing that the effective date of the Registrant’s name change to “Lianluo Smart Limited” and trading symbol change to “LLIT” will be November 21, 2016. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

The following document is filed herewith:

Exhibit Number	Document
1.1	Fourth Amended and Restated Articles of Association.
1.2	Fourth Amended and Restated Memorandum of Association.
2.1	Specimen Share Certificate of Lianluo Smart Limited .
99.1	Press Release dated November 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

November 18, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer